EXHIBIT 99.5

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2009 third quarter results

  Net earnings applicable to common shares of $558 million, up $310 million year-over-year

  Bell operating income growth of 26% driven by lower restructuring charges and EBITDA(1) growth of 1.5%

  Healthy cash from operating activities of $1.5 billion; Free cash flow(2) of $649 million adds to strong liquidity position

  Record Q3 wireless postpaid net activations and industry-leading TV net activations

MONTRÉAL, November 12, 2009 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter of 2009.

Bell reported revenue and EBITDA growth in line with its increased financial guidance; healthy free cash flow; an increase in net earnings applicable to common shares to $558 million, or $0.72 per share, this quarter compared to $248 million, or $0.31 per share, in Q3 2008; and strong wireless and video net subscriber activations. These results demonstrate continued progress in the execution of Bell’s 5 Strategic Imperatives – Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“Our strategic progress this quarter makes clear that Bell is fundamentally transforming as a customer-focused competitor,” said George Cope, President and CEO of BCE and Bell Canada. “Even in a challenging economic and competitive environment, the Bell team’s ongoing execution of our strategic imperatives moves us forward every day toward achieving our goal: For Bell to be recognized by customers as Canada’s leading communications company.”

“We have real momentum in both our wireless and wireline businesses, with Bell TV leading the industry in net TV activations and Bell Wireless achieving a record number of third-quarter postpaid net activations. Thanks to effective operational management, including increased customer winbacks and better service execution during the busy move season, we also improved residential local line losses 3% and doubled the number of Bell Bundle customers year-over-year.” Mr. Cope said.

Bell’s momentum is accelerating with the launch this month of the fastest and largest wireless network in Canada, which was completed on budget and ahead of schedule; ongoing investment in service operations and in Bell’s leading-edge IP networks for business and residential customers; and a continuing and earnest focus on driving out costs across the business.

“Our results this quarter showed good financial discipline throughout the business,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “In a challenging economic cycle, we have continued to focus on improving the cost structure of our operations by implementing efficiency initiatives to deliver sustained improvement in the profitability of our business. Our work to drive out costs has enabled us to sustain margins, even with incremental pension costs and ongoing pressures from the current economic climate.”

“While we continue to make significant capital investment for long-term growth, we have also maintained substantial cash balances and accessed the debt capital markets on attractive terms earlier this year, enabling us to readily fund all of our remaining 2010 debt maturities. With a cash balance of approximately $1.2 billion, consistently healthy free cash flow generation, and access to $1.4 billion in committed credit facilities, we maintain a strong balance sheet and liquidity position that is well aligned to growing our business and delivering shareholder value through our dividend growth model.” Mr. Vanaselja said.

Bell’s operating revenues increased by 1.2% this quarter, to $3,788 million, as higher product revenues from the acquisitions of The Source and the remaining 50% of the equity of Virgin Mobile Canada (Virgin) not already owned by Bell and growth in video revenues more than offset declines in local and access, long distance, and wireline data revenues.

Bell’s operating income increased by 25.9% to $583 million due to higher EBITDA and lower restructuring and other costs. Bell’s EBITDA grew by 1.5% to $1,448 million as higher revenues and cost reductions more than offset the impact of higher pension expense and a significant increase in wireless subscriber activations. Excluding year-over-year increased pension costs, EBITDA growth would have been 2.9%. Bell’s EBITDA margin grew slightly this quarter to 38.2% from 38.1% last year.

The Bell Wireless segment had record Q3 gross activations of 501,000 new subscribers and total net activations of 135,000. Postpaid net activations of 122,000 were a Q3 record. The 15.4% year-over-year increase in total net activations was driven by the success of new handsets, devices, services and applications.

Bell Wireless operating revenues increased by 0.3% this quarter with service revenues declining by 0.6% and product revenues increasing by 1.9%. Bell Wireless operating income and EBITDA grew by 4.7% and 0.2% respectively. Blended ARPU(3) decreased by $2.50 to $52.13 year-over-year but improved sequentially over the previous quarter by $1.67. The year-over-year decline this quarter is representative of the impact of economic pressures on customer usage, competitive moves and lower roaming revenues, which more than offset data revenue growth of 33%.

In the Bell Wireline segment, retail residential NAS losses improved for an eighth consecutive quarter but total Residential NAS declined by 77,000 this quarter, or by 6.9% more than last year, due to higher wholesale customer deactivations. Business NAS declined by 26,000 this quarter compared to no change last year, reflecting business customer disconnections and fewer new installations. Video subscribers increased by 40,000 and high-speed Internet subscribers increased by 22,000 this quarter.

Bell Wireline operating revenues increased by 1.0% as video and equipment and other revenue growth more than offset declines in local and access, long distance and data revenues. Equipment and other revenues increased by 78.5% due to the acquisition of The Source at the start of the quarter. Bell Wireline operating income increased by 83.2% as a result of higher EBITDA and lower restructuring and other costs. Bell Wireline EBITDA increased by 2.1% due to higher revenues and cost reductions.

Bell invested $589 million of capital this quarter, or 4.1% more than in Q3 of last year. Capital expenditures supported Bell’s strategic imperatives with focused investment on enhancing its wireless networks, including the recently announced deployment of an HSPA 3G network, and the continuing expansion of the wireline broadband network, including the Fibre-to-the-node (FTTN) program and Fibre to multiple dwelling units (MDUs).

BCE’s cash flows from operating activities this quarter was $1,537 million, or 6.8% lower than the same period last year due to higher pension contributions and a decrease in working capital. Free cash flow was $649 million this quarter compared to $86 million in the same period last year despite lower cash flows from operating activities. Free cash flow in Q3 2008 included the non-recurring expenditure of $741 million for Advanced Wireless Services spectrum licences.

BCE’s net earnings applicable to common shares this quarter were $558 million, or $0.72 per share, compared to $248 million, or $0.31 per share, for the same period last year. EPS(4) this quarter included the favourable resolution of past tax positions, lower restructuring and other costs, and the impact of fewer outstanding BCE common shares as a result of share purchases made through the normal course issuer bid completed in May. BCE’s Adjusted EPS was $0.84 this quarter, or 40.0% higher than last year.

Financial Highlights

($ millions except per share amounts)	Q3 2009	Q3 2008	% change
(unaudited)
Bell(i) Operating Revenues	$3,788	$3,742	1.2%
Bell EBITDA	$1,448	$1,427	1.5%
Bell Operating Income	$583	$463	25.9%
BCE Operating Revenues	$4,457	$4,437	0.5%
BCE EBITDA	$1,801	$1,769	1.8%
BCE Operating Income	$782	$667	17.2%
BCE Cash Flows From Operating Activities	$1,537	$1,649	(6.8%)
Free Cash Flow	$649	$86	n.m.
BCE Net Earnings Applicable to Common Shares	$558	$248	n.m.
BCE EPS	$0.72	$0.31	n.m.
BCE Adjusted EPS	$0.84	$0.60	40.0%
(i)  Bell includes the Bell Wireless and Bell Wireline segments.
n.m.: not meaningful

BCE’s operating revenues increased by 0.5% to $4,457 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 17.2% to $782 million this quarter, as higher operating income at Bell was partly offset by lower operating income at Bell Aliant. BCE’s EBITDA increased 1.8% to $1,801 million this quarter due to EBITDA growth at Bell and Bell Aliant.

Bell Wireless Segment
While the weaker economy and ongoing competitive actions impacted revenue growth and ARPU, Bell Wireless delivered record third-quarter gross activations and postpaid net activations, which should well position the company for improved performance in the future.

  Total Bell Wireless operating revenues increased by 0.3% to $1,178 million this quarter as growth in wireless data revenues and increased product sales more than offset the impact of lower ARPU.

  The acquisition of the remaining 50% of Virgin was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics have been reported on a pro forma basis to reflect 100% of Virgin’s results.

  On a pro forma basis, postpaid ARPU decreased by $3.98 to $64.09 due to customer migration to lower rate plans, lower usage and lower roaming revenues as customers reacted to a weaker economy, while prepaid ARPU decreased by $0.48 to $18.36. Blended ARPU decreased by $2.50 to $52.13.

  Bell Wireless operating income grew by 4.7% to $354 million this quarter as a result of higher EBITDA and lower restructuring and other costs. Bell Wireless EBITDA increased by 0.2% to $475 million this quarter due to modest revenue growth and lower operating expenses.

  EBITDA margins on wireless service revenues increased to 45.0% this quarter from 44.6% last year.

  Total gross activations were 501,000 this quarter, or 14.1% higher than last year, reflecting the success of new handsets and turbo sticks and enhanced data services and applications.

  Total net activations were 135,000 this quarter, or 15.4% higher than last year. Postpaid net activations were 122,000 this quarter, or 8.0% higher than last year. Prepaid net activations were 13,000 compared to net activations of 4,000 a year ago.

  The Bell Wireless client base grew by 4.0% year-over-year to reach 6,707,000 at the end of the quarter.

  On a pro forma basis, postpaid, prepaid and blended churn increased year-over-year. Postpaid churn increased to 1.3% from 1.1% last year and prepaid churn increased to 3.5% from 3.1%. Blended churn increased to 1.8% from 1.7%.

  On a pro forma basis, cost of acquisition decreased to $320 per gross activation this quarter, or 15.3% lower than last year.

Bell Wireline Segment
The Bell Wireline segment delivered EBITDA growth and solid video and high-speed Internet subscriber gains.

  Bell Wireline operating revenues increased by 1.0% to $2,659 million this quarter as product revenue growth from the acquisition of The Source and video revenue growth were partly offset by decreases in local and access, long distance and data revenues.

  Bell Wireline operating income increased by 83.2% to $229 million this quarter as higher EBITDA and lower restructuring and other costs more than offset higher depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 2.1% this quarter, to $973 million, due to higher revenues and cost reductions.

  Local and access revenues declined by 6.0% to $783 million this quarter due to ongoing residential and business NAS erosion.

  Total NAS declined by 103,000 this quarter compared to a decline of 72,000 last year. On a year-over-year basis, total NAS declined by 5.8%. Business NAS declined by 26,000 this quarter compared to no change last year reflecting business customer disconnections and fewer new installations in Ontario and Québec. Retail residential NAS losses improved for an eighth consecutive quarter due to growth in customer winbacks. Although retail residential NAS losses improved, total Residential NAS declined by 77,000 this quarter, or by 6.9% more than last year, due to higher wholesale customer deactivations.

  Long distance revenues declined by 9.0% to $264 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in the business market, and the increased adoption of unlimited or large block of time plans by residential customers.

  Data revenues decreased by 2.4% to $892 million this quarter as a decline in data equipment sales to business customers and lower legacy data revenues more than offset higher residential Internet revenues.

  High-speed Internet customer subscribers grew by 1.9% compared to last year. There were 22,000 net activations this quarter compared to 33,000 last year. The year-over-year decrease in net activations is due to an increase in business customer deactivations and fewer wholesale net activations as a result of the weaker economy.

  Video revenues were $400 million this quarter, or 10.2% higher than last year due largely to an ARPU increase of $4.15 to $69.35. ARPU increased as a result of customer upgrades to higher-priced programming packages, driven partly by the increased adoption of premium set-top boxes.

  Video EBITDA was $83 million this quarter, or 9.2% higher than last year, due to higher ARPU and a larger customer base.

  Total video subscribers increased by 40,000 this quarter compared to an increase of 7,000 last year. At the end of the quarter, the video subscriber base reached a total of 1,924,000.

  Video subscriber churn remained stable at 1.4%.

  Equipment and other revenues increased by 78.5% to $241 million due to the acquisition of The Source at the start of the quarter.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $786 million this quarter, or by 3.2%, due to lower local and access, long distance and equipment and other revenues. Bell Aliant’s operating income decreased by 2.5%, to $199 million, due to lower revenues and higher restructuring and other costs partly offset by cost containment initiatives.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.405 per common share, payable on January 15, 2010 to shareholders of record at the close of business on December 15, 2009.

Outlook
BCE confirmed its increased financial guidance for 2009 as follows:

	Increased 2009	Current
	Guidance provided	Expectation
on August 6
Bell (i)
Revenue Growth	1% - 2%	Low end of range
EBITDA(ii) Growth	1% - 2%	On track
Capital Intensity	15% - 16%	On track
BCE
Adjusted EPS	$2.40 - $2.50	High end of range
Free Cash Flow(iii)	$1,750 M - $1,900 M	On track
(i)	Bell’s 2009 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EBITDA includes pension expense
(iii)

The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2009, BCE expects to generate approximately $1,750 million to $1,900 million in free cash flow. This amount reflects expected BCE cash flows from operating activities of approximately $4.9 billion to $5.1 billion.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its third quarter results on Thursday, November 12 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8018 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 8037862#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2009/20091112/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation. amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q3 2009	Q3 2008
Operating income	782	667
Depreciation and amortization of intangible assets	828	792
Restructuring and other	191	310
EBITDA	1,801	1,769

BELL	Q3 2009	Q3 2008
Operating income	583	463
Depreciation and amortization of intangible assets	688	654
Restructuring and other	177	310
EBITDA	1,448	1,427

BELL WIRELINE	Q3 2009	Q3 2008
Operating income	229	125
Depreciation and amortization of intangible assets	564	529
Restructuring and other	180	299
EBITDA	973	953

BELL WIRELESS	Q3 2009	Q3 2008
Operating income	354	338
Depreciation and amortization of intangible assets	124	125
Restructuring and other	(3)	11
EBITDA	475	474

(2)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2009	Q3 2008
Cash flows from operating activities	1,537	1,649
Bell Aliant distributions to BCE	73	73
Capital expenditures	(704)	(705)
Other investing activities	(38)	(732)
Cash dividends paid on preferred shares	(26)	(31)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(93)	(92)
Bell Aliant free cash flow	(100)	(76)
Free cash flow	649	86

(3)

The acquisition of the remaining 50% of the equity of Virgin not already owned by Bell was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn, and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics reflected our previous 50% ownership but have been reported on a pro forma basis to reflect 100% of Virgin’s results.

(4)

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net losses (gains) on investments. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)
	Q3 2009		Q3 2008
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	558	0.72	248	0.31
Restructuring and other	123	0.16	210	0.25
Net (gains) losses on investments	(32)	(0.04)	30	0.04
Adjusted net earnings	649	0.84	488	0.60

Management’s Discussion and Analysis
This release should be read in conjunction with BCE’s 2009 Third Quarter MD&A dated November 11, 2009 which is incorporated by reference in this release, and is filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K (available at www.sec.gov) and with Canadian securities commissions (available at www.sedar.com). This document is also available on BCE’s website at www.bce.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our financial guidance for 2009, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the full impact that the current economic downturn and credit crisis will have on our business or residential customers’ purchasing patterns. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing forward-looking statements for 2009 contained in this release, including, but not limited to: (i) Canadian GDP to decrease by approximately 2%, compared to 2008, consistent with estimates by the six major banks in Canada, (ii) the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%, (iii) the Consumer Price Index as estimated by Statistics Canada to decline to the range of 1.0% to 1.5%, (iv) revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution, (v) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (vi) wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

In addition, BCE’s and Bell Canada’s 2009 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers, (ii) reduced housing starts and residential moves to contribute to reduced customer turnover, (iii) business market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending, (iv) the softening of the Ontario and Québec business market to continue with the potential to drive business NAS erosion higher, (v) more conservative investments by business customers to result in lower capital spending requirements to support business customers, (vi) the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially in late 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time, (vii) residential NAS losses to decline in 2009 compared to 2008, (viii) Bell’s revenue outlook was derived in the context of a worsening economy, (ix) Bell’s total net benefit plans cost, which is based on a discount rate of 7.0% and a 2008 return on pension plan assets of approximately (19.5%), is expected to be approximately $260 million in 2009, (x) Bell’s 2009 retirement benefit plans funding is estimated to be approximately $500 million, based on a 10-year amortization of the pension solvency deficits that arose during 2008, (xi) Bell’s capital intensity in 2009 is estimated to be in the 15% to 16% range, (xii) Bell to continue to invest in extending its fibre network, and (xiii) Bell’s 100-day plan annualized cost savings and other cost reduction opportunities to be approximately $400 million.

Our guidance related to BCE is based on certain assumptions for 2009, including, but not limited to: (i) restructuring and other charges in the range of $500 million to $550 million, (ii) depreciation and amortization expense at levels slightly above 2008, (iii) an effective tax rate of approximately 20%, while the statutory tax rate is approximately 32%, (iv) relatively stable cash taxes for 2009 given the accelerated utilization of Bell’s investment tax credit carry-forwards, and (v) the permanent repayment of long-term debt maturing in 2009.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and business outlook and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE and Bell Canada; health concerns about radio frequency emissions from wireless devices; and loss of key executives.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2008 Annual MD&A dated March 11, 2009 included in the BCE 2008 Annual Report, BCE’s 2009 First Quarter MD&A dated May 6, 2009, BCE’s 2009 Second Quarter MD&A dated August 5, 2009, and BCE’s 2009 Third Quarter MD&A dated November 11, 2009, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Claire Fiset
Bell Media Relations
514-870-4739, 1-877-391-2007
claire.fiset@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca